UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2004

Commission File Number: 001-13425

Ritchie Bros. Auctioneers Incorporated

6500 River Road
Richmond, BC, Canada
V6X 4G5
(604) 273 7564
(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F                                 Form 40-F            X

indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

indicate by check mark whether by furnishing information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                           No            X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PART 1. FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

The accompanying unaudited consolidated financial statements do not include all information and footnotes required by Canadian or United States generally accepted accounting principles for a complete set of annual financial statements. However, in the opinion of management, all adjustments (which consist only of normal recurring adjustments) necessary for a fair presentation of the results of operations for the relevant periods have been made. Results for the interim periods are not necessarily indicative of the results to be expected for the year or any other period. These financial statements should be read in conjunction with the summary of accounting policies and the notes to the consolidated financial statements included in the Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2003, a copy of which has been filed with the Securities and Exchange Commission. These policies have been applied on a consistent basis.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Consolidated Statements of Operations

(Expressed in thousands of United States dollars, except per share amounts)
(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2004	2003	2004	2003
Auction revenues	$31,449	$29,785	$125,115	$113,823
Direct expenses	3,005	3,768	15,405	15,200

	28,444	26,017	109,710	98,623
Expenses:
Depreciation and amortization	3,246	3,032	9,253	8,586
General and administrative	20,989	18,034	60,826	52,504

	24,235	21,066	70,079	61,090

Earnings from operations	4,209	4,951	39,631	37,533
Other income (expenses):
Interest expense	(695)	(1,360)	(2,448)	(3,644)
Other	218	417	604	863

	(477)	(943)	(1,844)	(2,781)

Earnings before income taxes	3,732	4,008	37,787	34,752
Income taxes:
Current	1,693	1,075	13,463	9,853
Future	229	212	760	722

	1,922	1,287	14,223	10,575

Net Earnings	$1,810	$2,721	$23,564	$24,177

Net earnings per share (in accordance with Canadian and United States GAAP) (note 6):
Basic	$0.05	$0.08	$0.69	$0.72
Diluted	$0.05	$0.08	$0.68	$0.71

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Consolidated Balance Sheets

(Expressed in thousands of United States dollars)

	September 30	December 31
	2004	2003
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$153,924	$119,009
Accounts receivable	69,148	17,064
Inventory	12,097	9,580
Advances against auction contracts	2,003	110
Funds committed for debt repayment (note 5)	18,107	13,000
Prepaid expenses and deposits	2,928	2,553

	258,207	161,316

Capital assets (note 4)	216,332	210,416
Funds committed for debt repayment (note 5)	3,715	5,107
Other assets	2,659	537
Goodwill	37,055	35,632

	$517,968	$413,008

Liabilities and Shareholders’ Equity
Current liabilities:
Auction proceeds payable	$141,319	$44,186
Accounts payable and accrued liabilities	29,438	35,150
Income taxes payable	75	3,196
Short term debt	3,276	—
Current bank term loans (note 5)	50,646	43,438

	224,754	125,970

Bank term loans (note 5)	13,408	27,350
Other liabilities	1,392	2,375
Future income taxes	5,404	4,534
Shareholders’ equity:
Share capital (note 6)	75,824	72,794
Additional paid-in capital	7,181	6,075
Retained earnings	175,872	161,183
Foreign currency translation adjustment	14,133	12,727

	273,010	252,779
Commitments and contingencies (note 7)

	$517,968	$413,008

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Consolidated Statements of Shareholders’ Equity

(Expressed in thousands of United States dollars)
(Unaudited)

				Foreign
		Additional		Currency	Total
	Share	Paid-In	Retained	Translation	Shareholders’
	Capital	Capital	Earnings	Adjustment	Equity
Balance, December 31, 2002	$69,499	$4,646	$129,682	$(4,453)	$199,374
Net earnings	—	—	8,575	—	8,575
Cash dividends paid	—	—	—	—	—
Stock compensation	—	260	—	—	260
Net proceeds on stock options exercised	389	—	—	—	389
Foreign currency translation adjustment	—	—	—	4,589	4,589

Balance, March 31, 2003	69,888	4,906	138,257	136	213,187
Net earnings	—	—	12,881	—	12,881
Cash dividends paid	—	—	—	—	—
Stock compensation	—	261	—	—	261
Net proceeds on stock options exercised	1,027	—	—	—	1,027
Foreign currency translation adjustment	—	—	—	7,272	7,272

Balance, June 30, 2003	70,915	5,167	151,138	7,408	234,628
Net earnings	—	—	2,721	—	2,721
Cash dividends paid	—	—	(2,545)	—	(2,545)
Stock compensation	—	263	—	—	263
Net proceeds on stock options exercised	1,783	—	—	—	1,783
Foreign currency translation adjustment	—	—	—	754	754

Balance, September 30, 2003	72,698	5,430	151,314	8,162	237,604
Net earnings	—	—	12,417	—	12,417
Cash dividends paid	—	—	(2,548)	—	(2,548)
Stock compensation tax adjustment	—	382	—	—	382
Stock compensation	—	263	—	—	263
Net proceeds on stock options exercised	96	—	—	—	96
Foreign currency translation adjustment	—	—	—	4,565	4,565

Balance, December 31, 2003	72,794	6,075	161,183	12,727	252,779
Net earnings	—	—	6,590	—	6,590
Cash dividends paid	—	—	(2,549)	—	(2,549)
Stock compensation	—	396	—	—	396
Net proceeds on stock options exercised	2,272	—	—	—	2,272
Foreign currency translation adjustment	—	—	—	(1,388)	(1,388)

Balance, March 31, 2004	75,066	6,471	165,224	11,339	258,100
Net earnings	—	—	15,164	—	15,164
Cash dividends paid	—	—	(2,563)	—	(2,563)
Stock compensation	—	353	—	—	353
Net proceeds on stock options exercised	597	—	—	—	597
Foreign currency translation adjustment	—	—	—	(1,945)	(1,945)

Balance, June 30, 2004	75,663	6,824	177,825	9,394	269,706
Net earnings	—	—	1,810	—	1,810
Cash dividends paid	—	—	(3,763)	—	(3,763)
Stock compensation	—	357	—	—	357
Net proceeds on stock options exercised	161	—	—	—	161
Foreign currency translation adjustment	—	—	—	4,739	4,739

Balance, September 30, 2004	$75,824	$7,181	$175,872	$14,133	$273,010

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Consolidated Statements of Cash Flows

(Expressed in thousands of United States dollars)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
Cash provided by (used in):
Operating activities:
Net earnings	$1,810	$2,721	$23,564	$24,177
Items not involving cash:
Depreciation and amortization	3,246	3,032	9,253	8,586
Stock compensation expense	357	263	1,106	784
Future income taxes	470	212	870	722
Net (gain) loss on disposition of capital assets	16	178	(88)	215
Changes in non-cash working capital:
Accounts receivable	(8,972)	(9,695)	(52,084)	(35,671)
Inventory	(607)	(1,494)	(2,517)	(536)
Advances against auction contracts	(9)	(32)	(1,893)	(2,688)
Prepaid expenses and deposits	(881)	121	(375)	(708)
Income taxes payable	(4,650)	(1,146)	(3,121)	3,140
Income taxes recoverable	—	—	—	2,485
Auction proceeds payable	(7,704)	(7,448)	97,133	114,392
Accounts payable and accrued liabilities	(1,840)	(1,019)	(5,712)	(7,660)
Other	(1,570)	1,556	(427)	(1,792)

	(20,334)	(12,751)	65,709	105,446
Investing activities:
Acquisition of business	—	—	(1,171)	—
Capital asset additions	(5,703)	(3,485)	(15,263)	(11,697)
Proceeds on disposition of capital assets	495	3,363	1,410	4,807
Increase in other assets	(2,124)	(5)	(2,122)	(89)

	(7,332)	(127)	(17,146)	(6,979)
Financing activities:
Issuance of share capital	161	1,783	3,030	3,199
Dividends on common shares	(3,763)	(2,545)	(8,875)	(2,545)
Repayment of bank term loans	(51)	(113)	(6,832)	(2,844)
Decrease in other liabilities	(1,011)	(1,066)	(983)	(709)
Increase (decrease) in short term debt	3,276	—	3,276	(2,758)
Increase in funds committed for debt repayment	—	—	(3,715)	(3,714)

	(1,388)	(1,941)	(14,099)	(9,371)
Effect of foreign currency rates on cash and cash equivalents	2,182	(1,071)	451	2,918

Increase (decrease) in cash and cash equivalents	(26,872)	(15,890)	34,915	92,014
Cash and cash equivalents, beginning of period	180,796	170,126	119,009	62,222

Cash and cash equivalents, end of period	$153,924	$154,236	$153,924	$154,236

Supplemental information:
Interest paid	$780	$1,252	$2,316	$3,799
Income taxes paid	$5,571	$2,214	$16,475	$5,012

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements

Nine months ended September 30, 2004 and 2003
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at September 30, 2004 and for the nine-month periods ended September 30, 2004 and 2003 is unaudited)

1.	Significant accounting policies:

(a)	Basis of presentation:

These unaudited consolidated financial statements present the financial position, results of operations, changes in shareholders’ equity and cash flows of Ritchie Bros. Auctioneers Incorporated (the “Company’’) and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP’’) applicable to interim financial information and are based on accounting principles and practices consistent with those used in the preparation of the annual consolidated financial statements. These consolidated financial statements are not materially different from those that would be presented in accordance with United States GAAP. The interim consolidated financial statements should be read in conjunction with the December 31, 2003 audited consolidated financial statements.

(b)	Revenue recognition:

Auction revenues earned in the Company’s capacity as agent for consignors of equipment are comprised mostly of auction commissions, but also include net profits on the sale of inventory, incidental interest income, internet and proxy purchase fees, and handling fees on the sale of certain lots. All revenue is recognized when the auction sale is complete and the Company has determined that the auction proceeds are collectible.

Auction commissions represent the percentage earned by the Company on the gross proceeds from equipment sold at auction. The majority of auction commissions is earned as a fixed rate of the gross selling price. Other commissions are earned when the Company guarantees a certain level of proceeds to a consignor. This type of commission includes a percentage of the guaranteed gross proceeds plus a percentage of proceeds in excess of the guaranteed amount. If actual auction proceeds are less than the guaranteed amount, commission is reduced; if proceeds are sufficiently lower, the Company can incur a loss on the sale. Losses, if any, resulting from guarantee contracts are recorded in the period in which the relevant auction is held. If a loss relating to a guarantee contract to be sold after a period end is known at the reporting date, the loss is accrued in the financial statements for that period. The Company’s exposure from these guarantee contracts fluctuates over time (see note 7).

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements

Nine months ended September 30, 2004 and 2003
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at September 30, 2004 and for the nine-month periods ended September 30, 2004 and 2003 is unaudited)

1.	Significant accounting policies (continued):

(b)	Revenue recognition (continued):

Auction revenues also include net profit on the sale of inventory items. In some cases, incidental to its regular commission business, the Company temporarily acquires title to items for a short time prior to a particular auction sale. The auction revenue recorded is the net gain or loss on the sale of the items.

(c)	Comparative figures:

Certain comparative figures have been reclassified to conform with the presentation adopted in the current period.

2.	Seasonality of operations:

The Company’s operations are both seasonal and event driven. Auction revenues tend to be highest during the second and fourth calendar quarters. The Company generally conducts more auctions during these quarters than during the first and third calendar quarters. Mid-December through mid-February and July through August are traditionally less active periods.

In addition, the Company’s revenue is dependent upon the timing of such events as fleet upgrades and realignments, contractor retirements, and the completion of major projects, among other things. These events are not predictable and are usually unrelated to fiscal quarters, making quarter-to-quarter comparability difficult.

3.	Change in accounting policy:

The Company adopted the fair-value based method of accounting for stock-based compensation in 2003 on a prospective basis. Certain comparative figures have been restated to give effect to the change in accounting policy as its adoption was effective on January 1, 2003.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements

Nine months ended September 30, 2004 and 2003
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at September 30, 2004 and for the nine-month periods ended September 30, 2004 and 2003 is unaudited)

4.	Capital assets:

		Accumulated	Net book
September 30, 2004	Cost	depreciation	value
Buildings	$110,552	$17,060	$93,492
Land and improvements	94,808	3,801	91,007
Land and buildings under development	11,525	—	11,525
Automotive equipment	11,065	4,183	6,882
Yard equipment	9,040	4,318	4,722
Office equipment	5,891	3,557	2,334
Computer equipment	5,621	2,610	3,011
Computer software	10,250	7,669	2,581
Leasehold improvements	1,626	848	778

	$260,378	$44,046	$216,332

		Accumulated	Net book
December 31, 2003	Cost	depreciation	value
Buildings	$112,133	$15,198	$96,935
Land and improvements	94,253	3,453	90,800
Land and buildings under development	3,143	—	3,143
Automotive equipment	10,219	3,766	6,453
Yard equipment	8,558	3,951	4,607
Office equipment	5,716	3,245	2,471
Computer equipment	4,076	2,032	2,044
Computer software	8,751	5,531	3,220
Leasehold improvements	1,430	687	743

	$248,279	$37,863	$210,416

During the nine months ended September 30, 2004, the Company capitalized interest of $184,000 (nine months ended September 30, 2003 – $117,000) to the cost of land and buildings under development.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements

Nine months ended September 30, 2004 and 2003
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at September 30, 2004 and for the nine-month periods ended September 30, 2004 and 2003 is unaudited)

5.	Bank term loans:

	September 30,	December 31,
	2004	2003
Term loans, unsecured, bearing interest at 2.54%, due in minimum annual installments of $5 million ($1.75 million towards principal, $3.25 million towards a sinking fund), plus interest, with the final payment occurring in 2004	$26,250	$28,000
Term loans, denominated in Canadian dollars, unsecured, bearing interest at the Canadian Prime Rate plus 0.25% due in monthly installments of interest only, with the full amount of the principal due in 2005	11,892	11,568
Term loans, unsecured, bearing interest between 2.05% and 2.49%, due in minimum annual installments of $500,000 plus interest, with the final payments due in 2005	8,000	8,500
Term loans, unsecured, bearing interest between 5.95% and 7.91%, due in minimum annual installments of $2.9 million ($1.0 million towards principal, $1.9 million towards a sinking fund), with the final payments occurring in 2005 and 2006	17,000	17,250
Term loans, denominated in Australian dollars, secured by deeds of trust on specific property, bearing interest between the Australian prime rate and 6.50%, due in quarterly installments of AUD75,000, plus interest, with final payment occurring in 2008	912	1,111
Term loan denominated in Euros, secured by deeds of trust on specific property, bearing interest at the Amsterdam Interbank Offered Rate plus 0.88%, due in quarterly installments of EUR56,723 including interest, with the final payment occurring in 2013	—	4,359

	64,054	70,788
Current portion of bank term loans	50,646	43,438

	$13,408	$27,350

The Company expects to refinance certain of its term debt in the fourth quarter of 2004. If this occurs, the funds committed for debt repayment recorded in current assets on the balance sheet, in excess of any amount used to repay debt, will become cash and cash equivalents, and available for general purposes.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements

Nine months ended September 30, 2004 and 2003
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at September 30, 2004 and for the nine-month periods ended September 30, 2004 and 2003 is unaudited)

6.	Share capital:

(a)	Shares issued:

Common shares issued and outstanding are as follows:

Issued and outstanding, December 31, 2003	33,967,644
Common shares issued during the nine months ended September 30, 2004:
For cash, pursuant to stock options exercised	249,656

Issued and outstanding, September 30, 2004	34,217,300

The Company’s common shares were subdivided on a two-for-one basis effective May 4, 2004. Shareholders of record at the close of business on May 4, 2004 received one additional common share for each common share held at that date. The stock split effectively doubled the number of common shares and stock options outstanding on that date. All share, stock option and per share information in these consolidated financial statements have been restated to reflect the stock split on a retroactive basis.

(b)	Stock option plan:

Stock option activity for the nine months ended September 30, 2004 is as follows:

	Common Shares	Weighted Average
	Under Option	Exercise Price
Outstanding, December 31, 2003	813,454	$13.32
Granted	292,000	26.47
Exercised	(249,656)	12.13
Expired	(1,800)	26.46

Outstanding, September 30, 2004	853,998	$18.14

Exercisable, September 30, 2004	575,798	$14.40

The options outstanding at September 30, 2004 expire on dates ranging to September 22, 2014.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements

Nine months ended September 30, 2004 and 2003
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at September 30, 2004 and for the nine-month periods ended September 30, 2004 and 2003 is unaudited)

6.	Share capital (continued):

(b)	Stock option plan (continued):

The following is a summary of stock options outstanding and exercisable at September 30, 2004:

		Options Outstanding		Options Exercisable
		Weighted
		Average	Weighted		Weighted
Range of	Number	Remaining	Average	Number	Average
Exercise Prices	Outstanding	Life (years)	Exercise Price	Exercisable	Exercise Price
$11.675 - $15.525	559,798	7.22	$13.81	547,798	$13.84
$19.313 - $28.170	294,200	9.32	26.37	28,000	25.44

	853,998			575,798

(c)	Stock based compensation:

The Company uses the fair value based method to account for employee stock-based compensation awards. During the nine month period ended September 30, 2004, the Company recognized compensation cost of $1,106,000 (2003 – $784,000) in respect of options granted in 2003 and 2004 under its stock option plan.

For the purposes described above, the fair value of the stock option grants was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	2004	2003
Risk free interest rate	3.0%	3.1%
Dividend yield	1.15%	0%
Expected lives	5 years	5 years
Volatility	19.6%	18.3%

The weighted average grant date fair value of options granted during the period ended September 30, 2004 was $5.34 per option (2003 – $3.67). The fair value method requires that this amount be amortized over the relevant vesting periods of the underlying options.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements

Nine months ended September 30, 2004 and 2003
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at September 30, 2004 and for the nine-month periods ended September 30, 2004 and 2003 is unaudited)

6.	Share capital (continued):

(d)	Net earnings per share:

The computations for basic and diluted earnings per share are as follows:

	Three months ended September 30, 2004
	Income	Shares	Per share
	(numerator)	(denominator)	amount
Basic net earnings per share	$1,810	34,208,349	$0.05
Effect of dilutive securities:
Stock options	—	318,861	—

Diluted net earnings per share	$1,810	34,527,210	$0.05

	Three months ended September 30, 2003
	Income	Shares	Per share
	(numerator)	(denominator)	amount
Basic net earnings per share	$2,721	33,863,596	$0.08
Effect of dilutive securities:
Stock options	—	339,058	—

Diluted net earnings per share	$2,721	34,202,654	$0.08

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements

Nine months ended September 30, 2004 and 2003
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at September 30, 2004 and for the nine-month periods ended September 30, 2004 and 2003 is unaudited)

6.	Share capital (continued):

(d)	Net earnings per share (continued):

	Nine months ended September 30, 2004
	Income	Shares	Per share
	(numerator)	(denominator)	amount
Basic net earnings per share	$23,564	34,131,097	$0.69
Effect of dilutive securities:
Stock options	—	344,368	(0.01)

Diluted net earnings per share	$23,564	34,475,465	$0.68

	Nine months ended September 30, 2003
	Income	Shares	Per share
	(numerator)	(denominator)	amount
Basic net earnings per share	$24,177	33,739,740	$0.72
Effect of dilutive securities:
Stock options	—	319,572	(0.01)

Diluted net earnings per share	$24,177	34,059,312	$0.71

7.	Commitments and contingencies:

In the normal course of its business, the Company will in certain situations guarantee to a consignor a minimum level of proceeds in connection with the sale at auction of that consignor’s equipment. At September 30, 2004 the Company had outstanding guarantees under contract totaling $24,580,000 (undiscounted and before estimated proceeds from sale at auction) for industrial equipment to be sold prior to December 3, 2004 (December 31, 2003 – $5,650,000). The Company also had guarantees under contract totaling $6,289,000 relating to agricultural sales to be held prior to June 2, 2005 (December 31, 2003 - $4,136,000). The Company has not recorded a liability with respect to these guarantees.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements

Nine months ended September 30, 2004 and 2003
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at September 30, 2004 and for the nine-month periods ended September 30, 2004 and 2003 is unaudited)

8.	Transactions with related parties:

During the period ended September 30, 2004, the Company paid $758,000 to a company controlled by the Chairman of the Company’s Board of Directors and Chief Executive Officer. The costs were incurred pursuant to agreements, approved by the Company’s Board of Directors, by which the related company agrees to provide meeting rooms, accommodations, meals and recreational activities at its facilities on Stuart Island in British Columbia, Canada, for certain of the Company’s customers and guests. The agreements set forth the fees and costs per excursion, which are based on market prices for similar types of facilities and excursions. The Company believes that the terms of the agreements were at least as favorable as could have been obtained from a third party. The Company has entered into similar agreements with the related party in the past and intends to do so in the future.

9.	United States generally accepted accounting principles:

Consolidated statements of comprehensive income:

	September 30,	September 30,
	2004	2003
Net earnings in accordance with Canadian and United States GAAP	$23,564	$24,177
Other comprehensive income:
Foreign currency translation adjustment	1,406	12,615

Comprehensive income in accordance with United States GAAP	$24,970	$36,792

Accumulated other comprehensive income:

	2004	2003
Foreign currency translation adjustment
Balance, December 31	$12,727	$(4,453)
Change during the period	1,406	12,615

Balance, September 30	$14,133	$8,162

ITEM 2.	Management’s Discussion and Analysis of Financial Condition And Results of Operations

Overview

The following discussion summarizes significant factors affecting the consolidated operating results and financial condition of Ritchie Bros. Auctioneers Incorporated (“Ritchie Bros.”, the “Company”, “we” or “us”) for the three- and nine-month periods ended September 30, 2004 compared to the three- and nine-month periods ended September 30, 2003. This discussion should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this document, and with the disclosures below regarding forward-looking statements and risk factors. You should also consider our audited consolidated financial statements and notes thereto and the Management’s Discussion and Analysis of Financial Position and Results of Operations included in our Annual Report on Form 40-F for the year ended December 31, 2003.

The date of this discussion is as of November 1, 2004. Additional information relating to our company, including our Annual Information Form, is available by accessing the SEDAR website at www.sedar.com. None of the information on the SEDAR website is incorporated by reference into this document by this or any other reference.

We prepare our consolidated financial statements in accordance with generally accepted accounting principles in Canada, or Canadian GAAP. There are no material measurement differences between those financial statements and the financial position and results of operations that would be reported under generally accepted accounting principles in the United States, or U.S. GAAP. Amounts discussed below are based on our consolidated financial statements prepared in accordance with Canadian GAAP and are presented in United States dollars. All dollar amounts discussed below are expressed in thousands of dollars, except per share amounts.

Ritchie Bros. is the world’s largest auctioneer of industrial equipment. Our world headquarters are located in Richmond, British Columbia, Canada, and at September 30, 2004, we operated from over 100 locations, including 29 auction sites, in more than 20 countries around the world. We sell, through unreserved public auctions, a broad range of equipment, including equipment used in the construction, transportation, mining, forestry, petroleum, marine and agricultural industries.

We operate in the auction segment of the global industrial equipment marketplace. Our target market is the entire used equipment sector, which is large and fragmented and continues to grow primarily as a result of the increasing, cumulative world supply of used equipment, which is driven by the ongoing production of new equipment. The auction segment of the industrial equipment market is highly fragmented and has been growing; we believe that this growth will continue in the future.

In recent periods, an average of approximately 80% of the buyers at our auctions have been end users of equipment (retail buyers), such as contractors, with the remainder being primarily equipment dealers and brokers (wholesale buyers). Consignors to our auctions represent a broad mix of equipment owners, the majority being end users of equipment. Consignment volume at our auctions is affected by a number of factors, including regular fleet upgrades and reconfigurations, financial pressure, retirements, and inventory reductions, as well as by the timing of the completion of major construction and other projects.

We believe that we have several key strengths that will enable us to continue to attract an increasing number of consignors and bidders to our auctions. Our principal strengths are our reputation for conducting only unreserved auctions and our highly publicized commitment to fair dealing. Other important strengths include our size, the international scope of our operations, our extensive network of auction sites, our Internet tools and our in-depth experience in the marketplace.

Strict adherence to the unreserved auction process is one of our founding principles and, we believe, one of our most significant competitive advantages. When we say “unreserved” we mean that there are no minimum prices for anything sold at a Ritchie Bros. auction – each item sells to the highest bidder on sale day, regardless of the price. In addition, consignors (or their agents) are not allowed to bid on or buy back or in any way influence the selling price of their equipment. We have maintained our commitment to the unreserved auction process since our first industrial auction in 1963.

One of our primary goals is to continue to grow our gross auction sales, which is the total proceeds from all items sold at our auctions during the period. Our strategies for accomplishing this objective include, among others, continued development of markets and regions in which we already operate and expansion into new and emerging markets and regions, particularly within Europe, North America and Asia. We intend to continue to look for ways to capitalize on our competitive advantages outlined above. Where there are opportunities for us to bring some or all of these factors into play and assist an owner in realizing the best possible return on the sale of their assets, we will pursue that opportunity.

We are also using the Internet to increase our level of service and to extend further the geographic reach of our auctions and the multinational character of our bidding audiences. In addition, we continue to develop our technical and physical infrastructure, as well as our recruiting and training programs, in order to improve the productivity of our employees and to enhance the service we provide to our customers.

During the nine months ended September 30, 2004, we conducted 100 unreserved industrial auctions at locations in North America, Europe, the Middle East and Australia. We also held 79 smaller unreserved agricultural auctions in the first nine months of 2004. At September 30, 2004 we had 623 full-time employees, including 199 sales representatives.

We are a public company and our common shares are listed under the symbol “RBA” on the New York Stock Exchange and the Toronto Stock Exchange (known as the TSX). At November 1, 2004 we had 34,237,700 common shares issued and outstanding and stock options outstanding to purchase a total of 833,598 common shares. On May 4, 2004, our issued and outstanding common shares were split on a two-for-one basis. All share and per share amounts in this document reflect the stock split on a retroactive basis.

Sources of Revenue and Revenue Recognition

Gross auction sales is a key indicator of our operating performance. It is not a measure of revenue and is not presented in our consolidated financial statements. However, we believe that gross auction sales provides an important comparative measure of our relative operating performance between periods. Auction revenues are reported as the top line of our Statement of Operations and, as with certain other Statement of Operations line items, is best understood by considering its relationship to gross auction sales.

Auction revenues are comprised of auction commissions earned from consignors through straight commission and guarantee contracts, net profits or losses on the sale of inventory items, incidental interest income, handling fees on the sale of certain lots, and the Internet Purchase Fee and Proxy Purchase Fee. All revenue is recognized when the auction sale is complete and we have determined that the auction proceeds are collectible. When a multi-day auction occurs over a quarter end, the revenue from the sale is recognized in the period in which the auction is completed.

Straight commissions are our most common type of auction revenues and are generated by us when we act as agent for consignors and earn a pre-negotiated, fixed commission rate on the gross sales price of the consigned equipment at auction. In recent periods, this type of sale has generally represented approximately 75% of our gross auction sales volume on an annual basis.

In certain other cases, we guarantee minimum sales proceeds to the consignor and earn a commission based on the actual results of the auction, including a negotiated percentage of any sales proceeds in excess of the guaranteed amount. If the actual auction proceeds are less than the guaranteed amount, our commission is reduced and, if proceeds are sufficiently lower, we can incur a loss on the sale. We factor in a higher rate of commission on these sales to compensate for the increased risk we assume. Our exposure from these guarantee contracts fluctuates over time, but guarantees relating to industrial auctions are generally outstanding for less than 45 days and the combined exposure at any time from all outstanding guarantees is usually less than $30 million. Losses, if any, resulting from guarantee contracts are recorded in the period in which the relevant auction is held. If a loss arises from a guarantee contract relating to an auction that occurs after the period end but prior to our reporting date, the loss is reflected in the period end financial statements. In recent periods, guarantee contracts have generally represented in the range of 20% of gross auction sales on an annual basis.

Auction revenues also include the net profit or loss on the sale of inventory in cases where we acquire ownership of equipment for a short time prior to an auction sale. When purchased, this equipment is assigned to a specific auction sale and sold at that auction in the same manner as consigned equipment. During the period that we retain ownership, the cost of the equipment is recorded as inventory on our Balance Sheet. If the equipment sells subsequent to period end but before the date of the related financial statements for less than the amount recorded in our Balance Sheet, the inventory is written down to its net realizable value. The net gain or loss on the sale is recorded as auction revenue. In recent periods, sales of inventory have generally represented in the range of 5% of gross auction sales on an annual basis.

The choice by consignors between straight commission, guarantee, or outright purchase arrangements depends on many factors, including the consignor’s risk tolerance and sale objectives. As a result, the mix of contracts in a particular quarter or year is not necessarily indicative of future performance. The composition of our auction revenues and our auction revenue rate (i.e. auction revenues as a percentage of gross auction sales) depend on the mix and performance of contracts entered into with consignors in any particular period and fluctuate from period to period. Our auction revenue rate performance is presented below.

Prior to 2002, our long-term expected average auction revenue rate was approximately 8.80%. With the introduction of a handling fee in 2002 and the proxy and Internet purchase fees in 2003, our long-term expected average auction revenue rate increased to approximately 9.30%. At the end of the second quarter of 2003, we determined that we were achieving a sustainably higher average auction revenue rate and we increased our long-term expected average auction revenue rate to 9.50%. At the end of 2003 we estimated that our average expected auction revenue rate for 2004 would be in the range of 9.50% to 10.00%.

The largest contributor to the variability in our auction revenue rate is the performance of our underwritten business. In a period when our underwritten business performs better than average, our auction revenue rate typically exceeds the expected average rate. Conversely, if our underwritten business performs below average, our auction revenue rate will typically be below the expected average rate. See further discussion of our auction revenue rate under “Results of Operations – Auction Revenue.”

Our gross auction sales and auction revenues are affected by the seasonal nature of the auction business. They tend to increase during the second and fourth calendar quarters, during which time we generally conduct more business than in the first and third calendar quarters.

Our gross auction sales and auction revenues are also affected on a period-to-period basis by the timing of major auctions. In newer markets where we are developing operations, the number and size of auctions and, as a result, the level of gross auction sales and auction revenues, are likely to vary more dramatically from period-to-period than in our established markets where the number, size and frequency of our auctions are more consistent. In addition, economies of scale are achieved as our operations in a region mature from conducting intermittent auctions, establishing a regional auction unit, and ultimately to developing a permanent auction site. Economies of scale are also achieved when our auctions increase in size.

Because of these seasonal and period-to-period variations, we believe that our gross auction sales and auction revenues are best compared on an annual or rolling twelve-month basis, rather than quarterly basis.

Developments in 2004

Our common shares commenced trading on the Toronto Stock Exchange on January 27, 2004. Our issued and outstanding common shares split on a two-for-one basis on May 4, 2004. All share and per share information in this document gives effect to the stock split on a retroactive basis.

On August 4, 2004, David E. Ritchie, our Chairman and Chief Executive Officer (or CEO), announced his intention to retire as our CEO effective October 31, 2004. Our Board of Directors appointed Peter J. Blake, our former Senior Vice-President and Chief Financial Officer, to become CEO when Mr. Ritchie retired. Robert S. Armstrong, our former Vice-President Finance and Corporate Secretary, was appointed Vice-President Finance, Chief Financial Officer and Corporate Secretary effective November 1, 2004. Mr. Ritchie will continue as Chairman of our Board of Directors.

On October 29, 2004, our Board of Directors appointed Beverley Briscoe to the Board. Ms. Briscoe has an extensive background working in industries complementary to the auction business, most recently as the president of her own transportation services company, Hiway Refrigeration Ltd. Ms. Briscoe is Chair of the British Columbia Government’s Industry Training Authority, a member of the Boards of BC Rail Corporation and Westminster Savings Credit Union, as well as a Director of the Boys and Girls Club of Greater Vancouver. With the addition of Ms. Briscoe and Eric Patel in April 2004, our Board of Directors is now comprised of a majority of independent directors.

Ms. Briscoe will join Eric Patel and G. Edward Moul on our Audit Committee, and Chuck Croft will step down from the Audit Committee. Ms. Briscoe, Mr. Patel and Mr. Croft have been appointed to the newly created Nominating and Corporate Governance Committee effective October 29, 2004.

On April 16, 2004, our shareholders approved an Executive Long Term Incentive Plan, the ELTIP, which involved the issuance of common shares from treasury. At the same time, they also authorized our Board of Directors to not implement the ELTIP if they see fit. On October 29, 2004, our directors passed a resolution not to implement the ELTIP. Instead, they approved and adopted a new Executive Long Term Incentive Plan, the New Plan, with terms similar to the ELTIP, which does not involve issuance of common shares from treasury. Instead the New Plan contemplates an administrator purchasing common shares through the open market. Our directors believe that the New Plan is preferable to the ELTIP for tax and administrative reasons. No shareholder approval is required for the adoption of the New Plan.

Critical Accounting Policies and Estimates

There have been no significant changes in our critical accounting policies and estimates since our Management’s Discussion and Analysis of Financial Condition and Results of Operations as at and for the year ended December 31, 2003.

Overall Performance

For the nine months ended September 30, 2004 we recorded auction revenues of $125.1 million and net earnings of $23.6 million, or $0.68 per diluted common share. This performance compares to auction revenues of $113.8 million and net earnings of $24.2 million, or $0.71 per diluted common share, for the corresponding period in 2003. Earnings for the first nine months of 2004 were essentially the same as in the comparable period in 2003, primarily because growth in auction revenues was offset by higher general and administrative expenses and income taxes. We ended the nine months of 2004 with working capital of $33.5 million, compared to $35.3 million at December 31, 2003.

Results of Operations

We conduct operations on a global basis in a number of different currencies, but our reporting currency is the United States dollar. For the nine months ended September 30, 2004 approximately 30% of our revenues and approximately 40% of our operating costs were denominated in currencies other than the United States dollar, which is consistent with the relative proportions in recent periods. While the impact of currency fluctuations on our net earnings was essentially neutral, the presentation of our financial position and results of operations was impacted by fluctuations in foreign exchange rates.

The main currencies other than the United States dollar in which our revenues and operating costs are denominated are the Canadian dollar, the Euro, and the Australian dollar. Since the end of 2002 there has been a significant increase in the value of these currencies relative to the United States dollar. This fluctuation, which we refer to as the currency fluctuation, has resulted in higher revenues and operating costs compared to the same period in the prior year, as discussed in more detail below.

Nine Months Ended September 30, 2004 Compared to Nine Months Ended September 30, 2003

Auction Revenues

Nine months ended September 30,	2004	2003	% Change
Auction revenues	$125,115	$113,823	10%

Gross auction sales	$1,239,606	$1,082,286	15%
Auction revenue rate	10.09%	10.52%

Auction revenues increased in 2004 as a result of higher gross auction sales during the year, partially offset by a decrease in our auction revenue rate. The higher gross auction sales in 2004 was primarily a result of increases in the United States and Canada compared to the nine months ended September 30, 2003. Gross auction sales in 2004 include $35.0 million relating to agricultural auctions held during the nine months ended September 30, 2004 (2003 – $20.7 million). The decrease in the auction revenue rate in 2004 can be attributed mainly to the performance of our guarantee and inventory contracts compared to their unusually strong performance in 2003. This underwritten business represented 22% of our total gross auction sales for the nine months ended September 30, 2004 compared to 27% for the equivalent period in 2003.

Our auction revenue rate was 10.09% for the nine months ended September 30, 2004, slightly above our expected range. We continue to expect that our auction revenue rate will be within the range of 9.50% to 10.00% for the remainder of 2004. Past experience has shown that our auction revenue rate is difficult to estimate precisely, and therefore, the actual auction revenue rate for the remainder of 2004 may be above or below this range.

A small change in our auction revenue rate can have a material impact on our auction revenues and therefore, our net earnings. For example, a 10 basis point (0.1%) increase or decrease in our auction revenue rate would have impacted auction revenues by approximately $1.2 million in the first nine months of 2004, of which approximately $0.8 million would have flowed through to net earnings in our Statement of Operations, assuming no other changes. This factor is important to consider when evaluating our current and past performance, as well as when judging future prospects.

Direct Expenses

Nine months ended September 30,	2004	2003	% Change
Direct expenses	$15,405	$15,200	1%
Direct expenses as a percentage of gross auction sales	1.24%	1.40%

Direct expenses consist of costs incurred as a direct result of an auction sale being held. Direct expenses include the costs of hiring personnel to assist in conducting the auction, advertising specifically related to the auction, travel costs for employees to attend and work at the auction, security hired to safeguard equipment at the auction site and rental expenses for temporary auction sites.

Direct expenses as a percentage of gross auction sales fluctuate based on the size and location of auctions held each period. As the size of auctions increases, the direct expense rate generally decreases. Moreover, auctions held at permanent auction sites tend to have lower direct expense rates than auctions held at temporary locations due to the economies of scale and other efficiencies typically achieved at permanent auction sites. During the nine months ended September 30, 2004 we held a number of large auctions and we experienced an increase in the average size of our auctions, which resulted in a lower direct expense rate compared to the rate for the nine months ended September 30, 2003. We expect that the direct expense rate will be in the range of 1.40% for the remainder of 2004.

Depreciation Expense

Nine months ended September 30,	2004	2003	% Change
Depreciation expense	$9,253	$8,586	8%

Depreciation is calculated on either a straight line or a declining balance basis on capital assets employed in our business, including buildings and site improvements, automobiles, yard equipment, and computer hardware and software, depending on their nature. Depreciation expense grew primarily as a result of the depreciation of new auction facilities constructed over the past few years and charges related to capitalized software development costs from recent periods. In addition, the currency fluctuation resulted in higher depreciation expense on assets denominated in currencies other than the United States dollar.

We anticipate that depreciation expense will continue to increase in the future as existing auction sites are improved and additional permanent auction sites are acquired and developed, though we expect that the rate of increase will be slower than in recent years because the acquisition and development of auction sites has slowed, as discussed below under “Liquidity and Capital Resources”.

General and Administrative Expenses

Nine months ended September 30,	2004	2003	% Change
General and administrative expenses	$60,826	$52,504	16%

General and administrative expenses (“G&A”) include items such as employee expenses (salaries, wages, performance bonuses and benefits), non-auction related travel, information technology, repairs and maintenance, insurance, telecommunications, rent and lease payments, utilities, and institutional advertising. The increase in G&A is attributable to a number of factors, including the currency fluctuation, and increased costs incurred in 2004 to support our growth initiatives (salaries and wages, information technology, repairs and maintenance). We have also recorded higher employee performance bonus accruals as a result of the executive long-term incentive plan adopted during the year. In addition, we recorded higher G&A expenses as a result of a change in our method of allocating costs to internal software development projects, which caused a lower level of costs to be capitalized to such projects in 2004. We adopted the fair value method of accounting for stock-based compensation in 2003, and the related expenses are recorded in G&A. 2003 G&A amounts have been increased by $0.8 million to reflect the new accounting policy that was adopted effective January 1, 2003. Future levels of G&A will continue to be affected by the expansion of infrastructure and workforce necessary to support our growth plans, as well as other factors including fluctuations in foreign exchange rates.

Income Taxes

Nine months ended September 30,	2004	2003	% Change
Income taxes	$14,223	$10,575	34%
Effective income tax rate	37.6%	30.4%

Income taxes have been computed based on rates of tax that apply in each of the tax jurisdictions in which we earn our income. The effective tax rate for the nine months ended September 30, 2004 was higher than the rate we experienced in 2003 as a result of differences in earnings within the various tax jurisdictions in which we earn our income. In addition, realized foreign exchange gains at the subsidiary level on certain term debt coming due in 2004 have resulted in an increase of $0.9 million in our third quarter income tax provision. A similar amount is expected to be recorded as tax expense in the fourth quarter of 2004. This portion of the income tax provision is unrelated to our operations and we do not expect to incur an equivalent charge in subsequent periods. Absent this non-recurring component, our income tax rate for the nine months ended September 30, 2004 would have been 35.3%. Income tax rates in future periods will fluctuate depending upon the impact of unusual items and the level of earnings in the different tax jurisdictions in which we earn our income.

Net Earnings

Nine months ended September 30,	2004	2003	% Change
Net earnings	$23,564	$24,177	(3%)
Net earnings per share – basic	0.69	0.72	(4%)
Net earnings per share – diluted	0.68	0.71	(4%)

Net earnings for the first nine months of 2004 decreased slightly compared to the same period in the prior year. Although gross auction sales increased, there was a reduction in the auction revenue rate and an increase in G&A and income tax expenses. The currency fluctuation did not have a material net effect on earnings for the nine months ended September 30, 2004.

Three Months Ended September 30, 2004 Compared to Three Months Ended September 30, 2003

Auction Revenues

Three months ended September 30,	2004	2003	% Change
Auction revenues	$31,449	$29,785	6%

Gross auction sales	$307,188	$277,832	11%
Auction revenue rate	10.24%	10.72%

Auction revenues increased in the third quarter of 2004 primarily as a result of higher gross auction sales, offset in part by a decrease in our auction revenue rate. The increase in gross auction sales in 2004 was mainly attributable to higher gross auction sales in Canada, Europe and the Middle East compared to the quarter ended September 30, 2003. The decrease in the auction revenue rate in 2004 can be explained mainly by the performance of the Company’s guarantee and inventory contracts compared to 2003 which, while strong, did not achieve the unusually high level recorded in the third quarter of 2003. This underwritten business represented 19% of our total gross auction sales for the three months ended September 30, 2004 compared to 26% for the equivalent period in 2003.

Direct Expenses

Three months ended September 30,	2004	2003	% Change
Direct expenses	$3,005	$3,768	(20%)
Direct expenses as a percentage of gross auction sales	0.98%	1.36%

Direct expenses as a percentage of gross auction sales were lower than expected for the three months ended September 30, 2004 and lower than the equivalent period in the prior year because we held several larger than average auctions during the quarter, which resulted in a lower direct expense rate. During interim periods, we are required to make certain estimates of direct expenses incurred with respect to auctions completed near the quarter end. In the subsequent quarter, we revise these estimates, to the extent necessary, to reflect actual costs incurred. For the third quarter of 2004, this process has resulted in a reduction in direct expenses to reflect the recovery of previously provided for estimated costs.

Depreciation Expense

Three months ended September 30,	2004	2003	% Change
Depreciation expense	$3,246	$3,032	7%

Depreciation expense was consistent with our expectations and not materially different from the depreciation expense recorded in the third quarter of the prior year.

General and Administrative Expenses

Three months ended September 30,	2004	2003	% Change
General and administrative expenses	$20,989	$18,034	16%

The increase in G&A is attributable to a number of factors, including increased costs incurred in 2004 to support our growth initiatives (salaries, wages and benefits, information technology, and repairs and maintenance) and the currency fluctuation. In addition, accruals relating to the executive long-term incentive plan contributed further to the growth in G&A. We also recorded higher G&A expenses as a result of a change in our method of allocating costs to internal software development projects, which caused a lower level of costs to be capitalized to such projects.

Income Taxes

Three months ended September 30,	2004	2003	% Change
Income taxes	$1,922	$1,287	49%
Effective income tax rate	51.5%	32.1%

The effective tax rate for the three months ended September 30, 2004 was higher than the rate we experienced in 2003 as a result of differences in earnings within the various tax jurisdictions in which we earn our income. In addition, income tax expenses include the $0.9 million effect relating to the realized foreign exchange gains recorded at the subsidiary level in connection with term debt coming due in 2004, as discussed above under income taxes for the nine months ended September 30, 2004. Absent this non-recurring component, our income tax rate for the quarter ended September 30, 2004 would have been 27.7%.

Net Earnings

Three months ended September 30,	2004	2003	% Change
Net earnings	$1,810	$2,721	(33%)
Net earnings per share – basic	0.05	0.08	(38%)
Net earnings per share – diluted	0.05	0.08	(38%)

Net earnings decreased in the third quarter of 2004 compared to the same period in 2003 primarily as a result of increased G&A and income tax expenses, partially offset by higher auction revenues and lower direct and interest expenses, as discussed above. The currency fluctuation did not have a material net effect on earnings for the three months ended September 30, 2004.

Summary of Quarterly Results

The following tables present our unaudited consolidated quarterly results of operations for each of our last eight quarters. This data has been derived from our unaudited consolidated financial statements, which were prepared on the same basis as the annual audited consolidated financial statements and, in our opinion, include all adjustments necessary, consisting solely of normal recurring adjustments, for the fair presentation of such information. These unaudited quarterly results should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2003. All dollar amounts in the following tables are stated in thousands of United States dollars, except per share data.

	Q3 2004	Q2 2004	Q1 2004	Q4 2003
Gross auction sales (1)	$307,188	$553,776	$378,642	$477,107

Auction revenues	$31,449	$55,996	$37,670	$47,719
Net earnings (2)	1,810	15,164	6,590	12,417
Net earnings per share - basic (3)	$0.05	$0.44	$0.19	$0.37
Net earnings per share - diluted (3)	0.05	0.44	0.19	0.36

	Q3 2003	Q2 2003	Q1 2003	Q4 2002
Gross auction sales (1)	$277,832	$462,979	$341,475	$460,871

Auction revenues	$29,785	$47,657	$36,381	$44,380
Net earnings (2)	2,721	12,881	8,575	11,122
Net earnings per share - basic (3)	$0.08	$0.38	$0.25	$0.33
Net earnings per share - diluted (3)	0.08	0.38	0.25	0.33

(1)	Gross auction sales represents the total proceeds from all items sold at our auctions. Gross auction sales is not a measure of revenue and is not presented in our consolidated financial statements. See further discussion above under Sources of Revenue and Revenue Recognition.

(2)	We recorded stock-based compensation expense of $1,047 ($880 net of income taxes) during 2003 relating to the prospective adoption of the new stock-based compensation accounting policy. We have retroactively adjusted the 2003 quarterly net earnings amounts to give effect to the change in accounting policy as its adoption was effective on January 1, 2003.

(3)	Net earnings per share has been adjusted to reflect the May 4, 2004 two-for-one stock split on a retroactive basis.

Liquidity and Capital Resources

	September 30,	December 31,
	2004	2003	% Change
Working capital	$33,453	$35,346	(5%)

Our cash position fluctuates significantly from period to period, largely as a result of differences between the timing, size and number of auctions, the timing of the receipt of auction sale proceeds from buyers, and the timing of the payment of net amounts due to consignors. We usually collect auction proceeds from buyers within seven days of the auction and generally pay out auction proceeds to consignors approximately 21 days following an auction. If auctions are conducted near a period end, we may hold cash in respect of those auctions that will not be paid to consignors until after the period end. Accordingly, we believe a more meaningful measure of our liquidity is working capital, including cash. In our opinion, our working capital balance at September 30, 2004 is adequate to meet our needs.

Working capital at September 30, 2004 included funds committed for debt repayment of $18.1 million. We expect to renegotiate certain of our term debt during the remainder of 2004, as discussed below. If this debt is renegotiated, the funds committed for debt payment in excess of the amount applied to debt repayment will become cash and cash equivalents on our balance sheet, and available for general purposes.

Nine months ended September 30,	2004	2003	% Change
Cash provided by (used in):
Operating activities	$65,709	$105,446	(38%)
Investing activities	(17,146)	(6,979)	146%
Financing activities	(14,099)	(9,371)	50%

Capital asset additions were $15.3 million for the nine-month period and $5.7 million for the three-month period ended September 30, 2004, compared to $11.7 million and $3.5 million respectively for the corresponding periods in 2003. Our capital expenditures in 2004 relate primarily to the construction of our new permanent auction site in Sacramento, California. Exchange rate changes relating to capital assets held in currencies other than the United States dollar resulted in an increase in the recorded value of capital assets of $1.2 million for the first nine months of 2004 and $4.3 million for the third quarter, compared to increases of $12.6 million and $0.3 million, respectively in the nine and three months ended September 30, 2003.

On October 1, 2004 we entered into an agreement to dispose of our property in Ocala, Florida for proceeds approximating its book value. The proceeds will be received over a period not to exceed three years. The land was no longer being used in our operations. During the quarter ended September 30, 2004, we committed to purchase a parcel of land in Nashville, Tennessee. The purchase price, which is expected to be paid in the fourth quarter of 2004, will be approximately $1.9 million. We intend to develop the property for a new permanent auction site.

We intend to add additional permanent auction sites in selected locations as appropriate opportunities arise, though actual expenditure levels in the future will depend on our ability to identify, acquire and develop suitable auction sites. We expect that capital expenditures, including maintenance capital expenditures, will be in the range of $15 million to $20 million per year on average for the next few years.

On August 4, 2004, our Board of Directors declared a quarterly cash dividend of $0.11 per common share relating to the quarter ended June 30, 2004. The dividend was payable on September 17, 2004 to shareholders of record on August 27, 2004. The total dividend payment was $3.8 million. On October 29, 2004, our Board of Directors declared a quarterly cash dividend of $0.11 per common share relating to the quarter ended September 30, 2004. The dividend will be payable on December 17, 2004 to shareholders of record on November 26, 2004. The total dividend payment is expected to be approximately $3.8 million.

We have established credit facilities with financial institutions in the United States, Canada, Europe, and Australia. We had no floating rate debt at September 30, 2004 (December 31, 2003 – $4.4 million). During the three- and nine-month periods ended September 30, 2004 we repaid term debt of $0.1 million and $6.8 million respectively, compared to $0.1 million and $2.8 million respectively during the same periods in 2003.

We expect to renegotiate approximately $20 million of our term debt in the fourth quarter of 2004, once it becomes due, and most of this debt to be renegotiated is subject to short-term interest rates until its due date. During the quarter ended September 30, 2004, we extended the due date of this debt into the fourth quarter of 2004. At September 30, 2004, we were in compliance with all of the covenants applicable to our bank debt.

	September 30,	December 31,
	2004	2003	% Change
Bank term debt:
Operations	$3,276	$—	N/A
Property acquisitions	64,054	70,788	(10%)

Total	$67,330	$70,788

Funds committed for debt repayment	$21,822	$18,107

Credit facilities – total available:
Operations	$108,134	$107,956
Property acquisitions	86,051	91,647
Credit facilities – unused:
Operations	104,858	107,956
Property acquisitions	21,997	20,859

Transactions with Related Parties

During the quarter ended September 30, 2004, we paid approximately $0.8 million to D.E.R. Resorts Ltd. (or Resorts), a company controlled by David E. Ritchie, the Chairman of our Board of Directors and our former Chief Executive Officer. The costs were incurred pursuant to agreements, approved by our Board of Directors, by which Resorts agrees to provide meeting rooms, accommodations, meals and recreational activities at its facilities on Stuart Island in British Columbia, Canada, for certain of our customers and guests. The agreements set forth the fees and costs per excursion, which are based on market prices for similar types of facilities and excursions. We believe that the terms of the agreements were at least as favorable to us as we could have obtained from a third party. We have entered into similar agreements with Resorts in the past and intend to do so in the future.

Quantitative and Qualitative Disclosure about Market Risk

Although we cannot accurately anticipate the future effect of inflation on our financial condition or results of operations, inflation historically has not had a material impact on our operations.

We are exposed to currency fluctuations and exchange rate risk on all operations conducted in currencies other than the United States dollar. We cannot accurately predict the future effects of foreign currency fluctuations on our financial condition or results of operations. For the nine months ended September 30, 2004, approximately 30% of our revenues were earned in currencies other than the United States dollar and approximately 40% of our operating costs were denominated in currencies other than the United States dollar. We do not enter into foreign currency contracts to hedge against foreign currency rate fluctuations associated with our operations denominated in currencies other than the United States dollar.

During the nine months ended September 30, 2004 we recorded an increase in our foreign currency translation adjustment balance of $1.4 million, compared to an increase of $12.6 million in the same period in 2003. Our foreign currency translation adjustment arises from the translation of our net assets denominated in currencies other than the United States dollar into our reporting currency, which is the United States dollar.

Forward-Looking Statements

This “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contains forward-looking statements that involve risks and uncertainties. These statements are based on current expectations and estimates about our business, and include, among others, statements relating to:

•	our future performance;

•	growth of our operations;

•	expansion of the markets and market segments (geographic and otherwise) in which we conduct auctions, including the international used industrial equipment market;

•	increases in the number of consignors and bidders participating in our auctions and the average size of our auctions;

•	our competitive strengths;

•	the anticipated improvement, acquisition and development by us of auction sites;

•	our gross auction sales, auction revenues and auction revenue rates, including expected auction revenue rates and the sustainability of those rates, and the seasonality of gross auction sales and auction revenues;

•	our direct expense rates, depreciation expenses and potential changes in income taxes;

•	the effect on our general and administrative expenses of expanded infrastructure and workforce;

•	our future capital expenditures;

•	taxes in the fourth quarter of 2004 relating to realized foreign exchange gains on certain term debt;

•	our Internet initiatives and the contribution to our operating results from Internet-based auction purchases;

•	amounts of our revenues and operating costs denominated in currencies other than the U.S. dollar and the effect of any currency exchange fluctuations;

•	renegotiating existing indebtedness; and

•	financing available to us.

In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “could,” “continue,” “estimate,” “expect,” “intend,” “may,” “might,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” or the negative of these terms, and similar expressions intended to identify forward-looking statements. Our forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. While we have not described all potential risks related to our business and owning our common shares, the important factors listed under “Risk Factors” are among those that may affect our performance and could cause our actual financial and operational results to differ significantly from our predictions. We do not intend to update publicly any forward-looking statements, even if our predictions have been affected by new information, future events or other developments. You should consider our forward-looking statements in light of these and other relevant factors.

Risk Factors

Our business is subject to a number of risks and uncertainties, and our past performance is no guarantee of future performance. Some of the more important risks we face are outlined below and should be considered by holders of our common shares. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business, results of operations and financial condition would suffer.

We may incur losses related to our guarantee and outright purchase contracts and advances to consignors.

We generally offer our services to consignors on a straight commission basis. In some cases we will, subject to our evaluation of the items being consigned, either offer to:

•	guarantee the consignor a minimum level of sale proceeds, regardless of the ultimate results of the auction; or

•	purchase the equipment directly from the consignor for sale in a particular auction.

If auction proceeds are less than the guaranteed amount, our commission will be reduced or, if sufficiently lower, we will incur a loss. If auction proceeds are less than the purchase price we paid, we will incur a loss. Because all of our auctions are unreserved, we cannot protect against these types of losses by bidding on or acquiring any items at the auctions. In recent periods, guarantee contracts and our direct purchases and sales of inventory have generally represented approximately one-quarter of our annual gross auction sales.

Occasionally we advance to consignors a portion of the estimated auction proceeds prior to the auction. We generally make these advances only after taking possession of the assets to be auctioned and upon receipt of a security interest in the assets to secure the obligation. If we were unable to auction the assets or if auction proceeds were less than amounts advanced, we could incur a loss.

We may incur losses related to our guarantees of clear title on the assets sold at our auctions.

We guarantee that each item purchased at our auctions is free of liens and other encumbrances up to the purchase price paid by the buyer. While we expend considerable effort ensuring that all liens have been identified and, if necessary, discharged prior to the auction sale, occasionally we have not properly identified or discharged liens and have had to make payments to the relevant lienholders or purchasers. If we are unable to recover sufficient funds from the consignors to offset these payments, we will incur a loss; aggregate losses from these payments could be material.

Our operating results are subject to quarterly variations.

Our revenues and operating results historically have fluctuated from quarter to quarter. Among the factors that we expect will continue to cause these fluctuations are:

•	the timing, frequency and size of auctions;

•	the seasonal nature of the auction business in general, with peak results typically in the second and fourth calendar quarters, primarily due to the seasonal nature of the construction and natural resources industries;

•	the performance of our underwritten business (guarantee and outright purchase contracts);

•	general economic conditions in our markets; and

•	the timing of acquisitions and development of auction sites and related costs.

Additionally, we generally incur substantial costs when entering new markets, and the profitability of operations at a new location is uncertain due to heightened variability in the number and size of auctions at these sites. These and other factors may cause our future results to fall short of investor expectations or to not compare favorably to past results.

Decreases in the supply of, demand for, or market values of industrial assets, primarily used industrial equipment, would harm our business.

Significant erosion in the supply of, demand for, or market values of used equipment could reduce our auction revenues and impact our financial condition and results of operations. Most of the factors that affect the supply of, and demand for, used equipment are beyond our control, and market values for used equipment fluctuate based on circumstances beyond our control. In addition, price competition for new equipment has a direct impact on the supply of, demand for, and market value of used equipment

We may be unable to sustain and manage our growth.

A principal component of our strategy is to continue our growth, primarily by increasing earnings from operations in existing markets and by expanding into new geographic markets and into auction market segments that we have not historically emphasized. We may not be successful in growing our business or in managing this growth. Our growth depends on our ability to accomplish a number of things, including:

•	identifying and developing new markets and market segments;

•	identifying and acquiring, on favorable terms, suitable new auction sites and, possibly, businesses that are suitable acquisition candidates;

•	successfully integrating new sites and any acquired businesses with our existing operations;

•	achieving acceptance by potential consignors and buyers of the auction process generally;

•	establishing and maintaining favorable relationships with consignors and bidders in new markets and market segments, and maintaining these relationships in existing markets;

•	capitalizing on changes in the supply of and demand for industrial assets, both on a local and global basis;

•	receiving required governmental authorizations for proposed development or expansion; and

•	successfully managing expansion and obtaining required financing.

Any growth we achieve may require additional employees and increase the scope of both our operating and financial systems and the geographic area of our operations. This will increase our operating complexity and the level of responsibility of existing and new management personnel. We may be unable to attract and retain qualified managers and employees, and our existing operating and financial systems and controls may not be adequate to support our growth. Our ability to improve our systems and controls may be limited by increased costs, technological challenges, or lack of qualified employees. Our past results and growth may not be indicative of our prospects or our ability to penetrate new markets, many of which may have different competitive conditions and demographic characteristics than our current markets.

Our substantial international operations expose us to foreign exchange rate fluctuations and political and economic instability, which could harm our operating results.

We conduct business in North, South and Central America, Europe, Asia, Australia, Africa and the Middle East and intend to continue expanding our international presence. Fluctuating currency exchange rates, acts of terrorism or war, and changing social, economic and political conditions and regulations may adversely affect our business in international markets and our related operating results. Fluctuations in currency exchange rates between the different countries in which we conduct auctions impact the purchasing power of buyers, the motivation of consignors, asset values and asset flows between different countries. These factors and other global economic conditions may impair our business and harm our operating results.

Although we report our financial results in United States dollars, a significant portion of our auction revenues are generated at auctions held outside the United States, mostly in currencies other than the United States dollar. Changes in currency exchange rates against the United States dollar, particularly for the Canadian dollar or the Euro, could affect the results presented in our financial statements and cause our earnings to fluctuate.

Competition in our core markets may lead to reduced revenues and profitability.

The international used industrial equipment market and the auction segment of that market are highly fragmented. We compete directly for potential purchasers of industrial equipment with other auction companies. Our indirect competitors include equipment manufacturers, distributors and dealers that sell new or used equipment, and equipment rental companies. When sourcing equipment to sell at our auctions, we compete with other auction companies, equipment dealers and brokers, and equipment owners that have traditionally disposed of equipment in private sales.

Our direct competitors are primarily regional auction companies. Some of our indirect competitors have significantly greater financial and marketing resources and name recognition than we do. New competitors with greater financial and other resources may enter the industrial equipment auction market in the future. Additionally, existing or future competitors may succeed in entering and establishing successful operations in new geographic markets prior to our entry into those markets. They may also compete against us through Internet-based services. If existing or future competitors seek to gain or retain market share by reducing commission rates, we may also be required to reduce commission rates, which may reduce our revenue and harm our operating results and financial condition.

We depend on a number of key personnel, and our business could be harmed if we lost the services of one or more of them. We also have a new CEO effective November 1, 2004

Our future performance and development will depend to a significant extent on the efforts and abilities of our executive officers and senior managers. The loss of the services of one or more of these individuals could harm our business. We do not maintain key man insurance on the lives of any of our executive officers. Our success will depend largely on our continuing ability to attract, develop and retain skilled employees in all areas of our business. Peter J. Blake, our former Senior Vice-President and Chief Financial Officer, became CEO effective November 1, 2004, replacing David E. Ritchie, who had been CEO for many years and is one of our founders. Although Mr. Blake has been with Ritchie Bros. for 13 years, he does not have the same years of experience as Mr. Ritchie.

Our operations are subject to substantial environmental and other regulations, which may significantly increase our expenses or limit our operations and ability to expand.

A variety of federal, provincial, state and local laws, rules and regulations apply to our business. These relate to, among other things, the auction business, imports and exports of equipment, worker safety, privacy of customer information, and the use, storage, discharge and disposal of environmentally sensitive materials. Failure to comply with applicable laws, rules and regulations could result in substantial liability to us, suspension or cessation of some or all of our operations, restrictions on our ability to expand at present locations or into new locations, requirements for the acquisition of additional equipment or other significant expenses or restrictions.

The development or expansion of auction sites depends upon receipt of required licenses, permits and other governmental authorizations. Our inability to obtain these required items could harm our business. Additionally, changes or concessions required by regulatory authorities could result in significant delays in, or prevent completion of, this development or expansion.

Under some laws regulating the use, storage, discharge and disposal of environmentally sensitive materials, an owner or lessee of real estate may be liable for the costs of removal or remediation of hazardous or toxic substances located on or in, or emanating from, the real estate, and related costs of investigation and property damage. These laws often impose liability without regard to whether the owner or lessee knew of, or was responsible for, the presence of the hazardous or toxic substances. Environmental contamination may exist at our owned or leased auction sites from prior activities at these locations or from neighboring properties. In addition, auction sites that we acquire or lease in the future may be contaminated, and future use of or conditions on any of our properties or sites could result in contamination. The costs related to environmental contamination of any of the properties we own or lease could harm our financial condition and results of operations.

There are restrictions in the United States and Europe that may affect the ability of equipment owners to transport certain equipment between specified jurisdictions. One example of these restrictions is environmental certification requirements in the United States, which prevent non-certified equipment from being entered into commerce in the United States. If these restrictions were to materially inhibit the ability of customers to ship equipment to or from our auction sites, they could reduce our gross auction sales and harm our business.

International bidders and consignors could be deterred from participating in our auctions if governmental bodies impose additional export or import regulations or additional duties, taxes or other charges on exports or imports. Reduced participation by international bidders and consignors could reduce our gross auction sales and harm our business, financial condition and results of operations.

Our insurance may be insufficient to cover losses that may occur as a result of our operations.

We maintain property and general liability insurance. This insurance may not remain available to us at commercially reasonable rates, and the amount of our coverage may not be adequate to cover any liability we incur. Our auctions generally involve the operation of large equipment close to a large number of people, and an accident could damage our facilities or injure auction attendees. Any major accident could harm our reputation and business. In addition, if we were held liable for amounts exceeding the limits of our insurance coverage or for claims outside the scope of our coverage, the resulting costs could harm our results of operations and financial condition.

Our Internet-related initiatives may not improve our results and are subject to technological obsolescence and potential service interruptions; in addition, we may not be able to compete with our competitors’ technologies.

We have invested significant resources in the development of our Internet presence, including our rbauctionBid-Live Internet bidding service. In spite of our investment, these new technologies may not result in any material improvement in our financial condition or results of operations over the long term and may require further investment. We may also not be able to continue to adapt our business to Internet commerce, our Internet technologies may become obsolete, and we may not be able to compete effectively against Internet auction services offered by our competitors.

The success of our rbauctionBid-Live service and other services offered over the Internet, including equipment-searching capabilities, will depend largely on the continued development and maintenance of our infrastructure and the Internet in general. The performance of the Internet, as well as some of our internal hardware and software systems, is critical to our ability to offer online services. “Viruses”, “worms” and other similar programs, which have in the past caused periodic outages and other Internet access delays, may in the future interfere with the performance of the Internet and some of our internal systems. These outages and delays could reduce the level of service we are able to offer over the Internet. If we were unable to provide services over the Internet at an acceptable level of performance or reliability, our reputation could be damaged, which might result in us losing customers, which could result in adverse consequences for our business.

Our business is dependent on the availability and performance of our internal technology infrastructure

The satisfactory performance, reliability and availability of our website, processing systems and network infrastructure are important to our reputation and our business. We will need to continue to expand and upgrade our technology, transaction processing systems and network infrastructure both to meet increased traffic on our website and to implement new features and functions. If we are unable to expand and upgrade our systems and infrastructure to accommodate any increases in the use of our Internet services in a timely fashion, or should we lose access to or the functionality of our systems for any reasons, our business could be harmed.

We use both internally developed and licensed systems for transaction processing and accounting, including billing and collections processing. We may need to improve these systems in order to accommodate the growth in our business. Any inability to upgrade our technology, transaction processing systems or network infrastructure to accommodate increased transaction volumes could have adverse consequences on our business. These difficulties could harm or limit our ability to expand our business.

We do not currently have a formal disaster recovery plan. If we were subject to a serious security breach or a threat to business continuity, it could damage our business and lead to financial losses, which could be material.

Our business is subject to risks relating to our ability to safeguard the security and privacy of our customers’ confidential information.

We maintain proprietary databases containing confidential personal information regarding our customers and the results of our auctions, and we must safeguard the security and privacy of this information. Despite our efforts to protect this information, we face the risk of inadvertent disclosure of this sensitive information or an intentional breach of our security measures.

Security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability. We may be required to make significant expenditures to protect against security breaches or to alleviate problems caused by any breaches. Our insurance policies may not be adequate to reimburse us for losses caused by security breaches.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ritchie Bros. Auctioneers Incorporated
(Registrant)

Date: November 2, 2004	By:	/s/ Robert S. Armstrong

Robert S. Armstrong,
Corporate Secretary